Exhibit 11

Merchants Bancshares, Inc.
2005 10-K - Computation of Earnings Per Share

The following table presents a reconciliation of the calculation of basic and diluted earnings per share for the year ended December 31, 2005

	Net		Per Share
2005	Income	Shares	Amount

	(In thousands except share and per share data)

Basic Earnings Per Share:
Income Available to Common
Shareholders	$11,902	6,318,524	$1.88
Diluted Earnings Per Share:
Options issued to Executives	--	42,151	--
Income Available to Common Shareholders
Plus Assumed Conversions	$11,902	6,360,675	$1.87

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